EXHIBIT 3.1

CODORUS VALLEY BANCORP, INC.

Amendments to Bylaws

NOW THEREFORE, BE IT RESOLVED, that Section 2.1 of Article 2 of the Corporation’s bylaws be amended and restated to read in its entirety as follows (new language underlined):

“Section 2.1. All meetings of the shareholders shall be held at such time and place as may be fixed from time to time by the Board of Directors. Notwithstanding the preceding sentence, if a meeting of the shareholders is held by means of the internet or other electronic communications technology in a fashion pursuant to which the shareholders have the opportunity to read or hear the proceedings substantially concurrently with their occurrence, vote on matters submitted to the shareholders, pose questions to the directors, make appropriate motions and comment on the business of the meeting, the meeting need not be held at a particular geographic location.”

FURTHER RESOLVED, that Section 3.1 of Article 3 of the Corporation’s bylaws be amended and restated to read in its entirety as follows (new language underlined):

“Section 3.1. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the vote which all shareholders are entitled to cast on the particular matter shall constitute a quorum for the purposes of considering such matter, and unless otherwise provided by statute, the acts of such shareholders at a duly organized meeting shall be the acts of the shareholders. The presence or participation, including voting and taking other action, at a meeting of shareholders or the expression of consent or dissent to corporate action by a shareholder by conference telephone or other electronic means, including, without limitation, the internet, shall constitute the presence of, or vote or action by, or consent or dissent of the shareholder for purposes of these bylaws. If, however, any meeting of shareholders cannot be organized because of lack of a quorum, those present, in person or by proxy, shall have the power, except as otherwise provided by statute, to adjourn the meeting to such time and place as they may determine, without notice other than an announcement at the meeting, until the requisite number of shareholders for a quorum shall be present, in person or by proxy, except that in the case of any meeting called for the election of directors such meeting may be adjourned only for periods not exceeding 15 days as the holders of a majority of the shares present, in person or by proxy, shall direct, and those who attend the second of such adjourned meetings, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors. At any adjourned meeting at which a quorum shall be present or so represented, any business may be transacted which might have been transacted at the original meeting if a quorum had been present. The shareholders present, in person or by proxy, at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum."